Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (Turquoise Hill or the Company)

Suite 354 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Canada

2.	Date of Material Change

July 30, 2018.

3.	News Release

On July 30, 2018, the Company issued a press release indicating the material change, which was disseminated through the facilities of the Marketwired newswire service. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On July 30, 2018, the Company announced the appointment of Ulf Quellmann as Chief Executive Officer, effective August 1, 2018.

5.1	Full Description of Material Change

On May 29, 2018, the Company announced the retirement of the Company’s Chief Executive Officer (CEO) Jeff Tygesen, effective July 1, 2018. On June 27, 2018, the Company announced it had appointed Chief Financial Officer Luke Colton to the additional position of interim CEO, effective July 1, 2018.

Mr. Quellmann’s appointment as CEO, effective August 1, 2018, follows a comprehensive CEO search process undertaken by the Board with the assistance of a leading independent executive search firm. The search included full consideration of several outstanding candidates drawn from across the global mining sector.

Mr. Quellmann is a seasoned executive with extensive knowledge of Oyu Tolgoi and more than 20 years’ experience in corporate finance, strategy, treasury and investor relations at General Motors, Alcan and Rio Tinto. Mr. Quellmann was appointed to the Turquoise Hill Board of Directors in May 2017 and will continue to serve as a member of the Board, as well as the Turquoise Hill-Rio Tinto negotiating team working with the Government of Mongolia primarily to conclude the sourcing of domestic power.

Most recently, Mr. Quellmann served as Vice President, Strategic Projects of Rio Tinto’s Copper and Diamonds product group and prior to this was the Chief Financial Officer of the same group, which has gross annual revenues of nearly $5 billion and investments in three of the world’s Tier 1 copper mines, including Oyu Tolgoi. From 2008 to 2016, Mr. Quellmann was Group Treasurer at Rio Tinto and led the arrangement of the $4.4 billion project finance facility for Oyu Tolgoi, a major milestone for the project and one of the largest of its type in the mining industry.

The terms and conditions of Mr. Quellmann’s appointment are designed to further align management’s interests with the interests of all Turquoise Hill shareholders. Specifically:

•	Turquoise Hill’s CEO will have a direct employment agreement with Turquoise Hill Resources;

•	The CEO will continue to serve at the direction of, and will be accountable exclusively to, the Turquoise Hill Board of Directors, a majority of whom are independent;

•	The CEO’s long-term incentive compensation is to be issued exclusively and entirely in Turquoise Hill Performance Share Units;

•	The CEO will receive a sign-on bonus to be solely invested in Turquoise Hill common shares.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Dustin Isaacs, Vice President, General Counsel and Corporate Secretary at (604) 648-3952. Mr. Isaacs is an officer through whom an executive officer who is knowledgeable about the details of the material change may be contacted.

9.	Date of Report

August 6, 2018.